United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

INDIVIDUAL FORM Trading of Securities by the Company itself, its subsidiaries and affiliates In 08/2026 ( ) only the following transactions involving securities and derivatives were carried out. (X) no transactions involving securities and derivatives were carried out. The following positions in securities and derivatives are held. Company Name: VALE S.A. Name: VALE S.A. CPF/CNPJ: 33.592.510/0001-54 Qualification: Opening Balance Security/Derivative Security Characteristics Quantity Shares ON 14,482,658 Other ADR 0 Transactions During the Month Security/Derivative Security Characteristics Broker Transaction Day Quantity Price Volume (R$) Closing Balance Security/Derivative Security Characteristics Quantity Shares ON 14,482,658 Other ADR 0 Company Name: VALE S.A. Name: Mineração Brasileiras Reunidas S.A. CPF/CNPJ: 33.417.445/0001-20 Qualification: Opening Balance Security/Derivative Security Characteristics Quantity Shares ON 3,534,700 Transactions During the Month Security/Derivative Security Characteristics Broker Transaction Day Quantity Price Volume (R$) Closing Balance Security/Derivative Security Characteristics Quantity Shares ON 3,534,700 Company Name: VALE S.A. Name: Vale Holdings B.V. CPF/CNPJ: Qualification: Opening Balance Security/Derivative Security Characteristics Quantity Other ADR 165,379,611 Transactions During the Month Security/Derivative Security Characteristics Broker Transaction Day Quantity Price Volume (R$) Closing Balance Security/Derivative Security Characteristics Quantity Other ADR 165,379,611 INDIVIDUAL FORM Trading of Securities by the Company itself, its subsidiaries and affiliates In 07/2026 ( ) only the following transactions involving securities and derivatives were carried out. (X) no transactions involving securities and derivatives were carried out. The following positions in securities and derivatives are held. Company Name: VALE S.A. Name: VALE S.A. CPF/CNPJ: 33.592.510/0001-54 Qualification: Opening Balance Security/Derivative Security Characteristics Quantity Shares ON 14,482,658 Other ADR 0 Transactions During the Month Security/Derivative Security Characteristics Broker Transaction Day Quantity Price Volume (R$) Closing Balance Security/Derivative Security Characteristics Quantity Shares ON 14,482,658 Other ADR 0 Company Name: VALE S.A. Name: Mineração Brasileiras Reunidas S.A. CPF/CNPJ: 33.417.445/0001-20 Qualification: Opening Balance Security/Derivative Security Characteristics Quantity Shares ON 3,534,700 Transactions During the Month Security/Derivative Security Characteristics Broker Transaction Day Quantity Price Volume (R$) Closing Balance Security/Derivative Security Characteristics Quantity Shares ON 3,534,700 Company Name: VALE S.A. Name: Vale Holdings B.V. CPF/CNPJ: Qualification: Opening Balance Security/Derivative Security Characteristics Quantity Other ADR 165,379,611 Transactions During the Month Security/Derivative Security Characteristics Broker Transaction Day Quantity Price Volume (R$) Closing Balance Security/Derivative Security Characteristics Quantity Other ADR 165,379,611 INDIVIDUAL FORM Trading of Securities by the Company itself, its subsidiaries and affiliates In 06/2026 (X) only the following transactions involving securities and derivatives were carried out. ( ) no transactions involving securities and derivatives were carried out. The following positions in securities and derivatives are held. Company Name: VALE S.A. Name: VALE S.A. CPF/CNPJ: 33.592.510/0001-54 Qualification: Opening Balance Security/Derivative Security Characteristics Quantity Shares ON 12,838,358 Other ADR 0 Transactions During the Month Security/Derivative Security Characteristics Broker Transaction Day Quantity Price Volume (R$) Shares ON JP Morgan CCVM Purchase 3 329,200 80.96727 26,654,425.28 Shares ON Citigroup Global Markets CCTVM Purchase 9 650,100 79.19732 51,486,177.73 Shares ON Citigroup Global Markets CCTVM Purchase 10 665,000 77.82042 51,750,577.00 Closing Balance Security/Derivative Security Characteristics Quantity Shares ON 14,482,658 Other ADR 0 Company Name: VALE S.A. Name: Mineração Brasileiras Reunidas S.A. CPF/CNPJ: 33.417.445/0001-20 Qualification: Opening Balance Security/Derivative Security Characteristics Quantity Shares ON 3,534,700 Transactions During the Month Security/Derivative Security Characteristics Broker Transaction Day Quantity Price Volume (R$) Closing Balance Security/Derivative Security Characteristics Quantity Shares ON 3,534,700 Company Name: VALE S.A. Name: Vale Holdings B.V. CPF/CNPJ: Qualification: Opening Balance Security/Derivative Security Characteristics Quantity Other ADR 165,379,611 Transactions During the Month Security/Derivative Security Characteristics Broker Transaction Day Quantity Price Volume (R$) Closing Balance Security/Derivative Security Characteristics Quantity Other ADR 165,379,611 INDIVIDUAL FORM Trading of Securities by the Company itself, its subsidiaries and affiliates In 05/2026 (X) only the following transactions involving securities and derivatives were carried out. ( ) no transactions involving securities and derivatives were carried out. The following positions in securities and derivatives are held. Company Name: VALE S.A. Name: VALE S.A. CPF/CNPJ: 33.592.510/0001-54 Qualification: Opening Balance Security/Derivative Security Characteristics Quantity Shares ON 7,094,488 Other ADR 0 Transactions During the Month Security/Derivative Security Characteristics Broker Transaction Day Quantity Price Volume (R$) Shares ON Citigroup Global Markets CCTVM Purchase 4 3,341,600 80.44204 268,805,120.86 Shares ON Citigroup Global Markets CCTVM Purchase 5 135,200 81.34955 10,998,459.16 Shares ON Citigroup Global Markets CCTVM Purchase 6 625,000 79.21066 49,506,662.50 Shares ON Citigroup Global Markets CCTVM Purchase 7 300,000 78.34877 23,504,631.00 Shares ON Citigroup Global Markets CCTVM Purchase 11 545,000 80.07013 43,638,220.85 Shares ON Citigroup Global Markets CCTVM Purchase 19 81,300 81.29916 6,609,621.71 Shares ON XP Investimentos Purchase 20 90,000 81.77422 7,359,679.80 Shares ON XP Investimentos Purchase 21 625,800 80.66954 50,482,998.13 Shares ON AGORA CORRETORA DE TITULOS E VALORES MOBILIARIOS S/A Sale 26 30 82.85000 2,485.50 Closing Balance Security/Derivative Security Characteristics Quantity Shares ON 12,838,358 Other ADR 0 Company Name: VALE S.A. Name: Mineração Brasileiras Reunidas S.A. CPF/CNPJ: 33.417.445/0001-20 Qualification: Opening Balance Security/Derivative Security Characteristics Quantity Shares ON 3,534,700 Transactions During the Month Security/Derivative Security Characteristics Broker Transaction Day Quantity Price Volume (R$) Closing Balance Security/Derivative Security Characteristics Quantity Shares ON 3,534,700 Company Name: VALE S.A. Name: Vale Holdings B.V. CPF/CNPJ: Qualification: Opening Balance Security/Derivative Security Characteristics Quantity Other ADR 165,379,611 Transactions During the Month Security/Derivative Security Characteristics Broker Transaction Day Quantity Price Volume (R$) Closing Balance Security/Derivative Security Characteristics Quantity Other ADR 165,379,611 INDIVIDUAL FORM Trading of Securities by the Company itself, its subsidiaries and affiliates In 04/2026 (X) only the following transactions involving securities and derivatives were carried out. ( ) no transactions involving securities and derivatives were carried out. The following positions in securities and derivatives are held. Company Name: VALE S.A. Name: VALE S.A. CPF/CNPJ: 33.592.510/0001-54 Qualification: Opening Balance Security/Derivative Security Characteristics Quantity Shares ON 5,711,688 Other ADR 0 Transactions During the Month Security/Derivative Security Characteristics Broker Transaction Day Quantity Price Volume (R$) Shares ON Citigroup Global Markets CCTVM Purchase 1 300,000 79.87758 23,963,274.00 Shares ON Citigroup Global Markets CCTVM Purchase 2 200,000 81.90087 16,380,174.00 Shares ON Citigroup Global Markets CCTVM Purchase 6 250,000 83.09337 20,773,342.50 Shares ON Citigroup Global Markets CCTVM Purchase 7 34,500 82.36125 2,841,463.13 Shares ON Citigroup Global Markets CCTVM Purchase 8 298,300 83.23839 24,830,011.74 Shares ON Citigroup Global Markets CCTVM Purchase 9 300,000 83.26322 24,978,966.00 Closing Balance Security/Derivative Security Characteristics Quantity Shares ON 7,094,488 Other ADR 0 Company Name: VALE S.A. Name: Mineração Brasileiras Reunidas S.A. CPF/CNPJ: 33.417.445/0001-20 Qualification: Opening Balance Security/Derivative Security Characteristics Quantity Shares ON 3,534,700 Transactions During the Month Security/Derivative Security Characteristics Broker Transaction Day Quantity Price Volume (R$) Closing Balance Security/Derivative Security Characteristics Quantity Shares ON 3,534,700 Company Name: VALE S.A. Name: Vale Holdings B.V. CPF/CNPJ: Qualification: Opening Balance Security/Derivative Security Characteristics Quantity Other ADR 165,379,611 Transactions During the Month Security/Derivative Security Characteristics Broker Transaction Day Quantity Price Volume (R$) Closing Balance Security/Derivative Security Characteristics Quantity Other ADR 165,379,611 INDIVIDUAL FORM Trading of Securities by the Company itself, its subsidiaries and affiliates In 03/2026 (X) only the following transactions involving securities and derivatives were carried out. ( ) no transactions involving securities and derivatives were carried out. The following positions in securities and derivatives are held. Company Name: VALE S.A. Name: VALE S.A. CPF/CNPJ: 33.592.510/0001-54 Qualification: Opening Balance Security/Derivative Security Characteristics Quantity Shares ON 96,075,657 Other ADR 5,237,459 Transactions During the Month Security/Derivative Security Characteristics Broker Transaction Day Quantity Price Volume (R$) Shares ON Itaú CTVM Purchase 19 660,000 79.04050 52,166,730.00 Shares ON Itaú CTVM Purchase 20 1,000,000 77.48836 77,488,355.00 Shares ON Itaú CTVM Purchase 23 418,400 75.57476 31,620,479.58 Shares ON Itaú CTVM Purchase 24 1,000,000 75.38664 75,386,640.00 Shares ON Itaú CTVM Purchase 25 500,000 77.62902 38,814,510.00 Shares ON JP Morgan CCVM Purchase 27 156,900 79.53128 12,478,457.83 Shares ON Citigroup Global Markets CCTVM Purchase 30 500,000 78.80996 39,404,980.00 Shares ON Citigroup Global Markets CCTVM Purchase 31 250,000 78.97223 19,743,057.50 Shares ON COMPENSAT ION PLAN 4 734,212 84.48000 62,026,229.76 Shares ON Banco Bradesco S.A. CANCELLATI ON OF SHARES 27 94,610,357 0.00000 0.00 Others ADR Cancellation of shares CANCELLATI ON OF SHARES 27 5,237,459 0.00000 0.00 Shares ON JP Morgan CCVM Purchase 26 495,300 77.87682 38,572,388.00 Closing Balance Security/Derivative Security Characteristics Quantity Shares ON 5,711,688 Other ADR 0 Company Name: VALE S.A. Name: Mineração Brasileiras Reunidas S.A. CPF/CNPJ: 33.417.445/0001-20 Qualification: Opening Balance Security/Derivative Security Characteristics Quantity Shares ON 3,534,700 Transactions During the Month Security/Derivative Security Characteristics Broker Transaction Day Quantity Price Volume (R$) Closing Balance Security/Derivative Security Characteristics Quantity Shares ON 3,534,700 Company Name: VALE S.A. Name: Vale Holdings B.V. CPF/CNPJ: Qualification: Opening Balance Security/Derivative Security Characteristics Quantity Other ADR 165,379,611 Transactions During the Month Security/Derivative Security Characteristics Broker Transaction Day Quantity Price Volume (R$) Closing Balance Security/Derivative Security Characteristics Quantity Other ADR 165,379,611 INDIVIDUAL FORM Trading of Securities by the Company itself, its subsidiaries and affiliates In 02/2026 ( ) only the following transactions involving securities and derivatives were carried out. (X) no transactions involving securities and derivatives were carried out. The following positions in securities and derivatives are held. Company Name: VALE S.A. Name: VALE S.A. CPF/CNPJ: 33.592.510/0001-54 Qualification: Opening Balance Security/Derivative Security Characteristics Quantity Shares ON 96,075,657 Other ADR 5,237,459 Transactions During the Month Security/Derivative Security Characteristics Broker Transaction Day Quantity Price Volume (R$) Closing Balance Security/Derivative Security Characteristics Quantity Shares ON 96,075,657 Other ADR 5,237,459 Company Name: VALE S.A. Name: Mineração Brasileiras Reunidas S.A. CPF/CNPJ: 33.417.445/0001-20 Qualification: Opening Balance Security/Derivative Security Characteristics Quantity Shares ON 3,534,700 Transactions During the Month Security/Derivative Security Characteristics Broker Transaction Day Quantity Price Volume (R$) Closing Balance Security/Derivative Security Characteristics Quantity Shares ON 3,534,700 Company Name: VALE S.A. Name: Vale Holdings B.V. CPF/CNPJ: Qualification: Opening Balance Security/Derivative Security Characteristics Quantity Other ADR 165,379,611 Transactions During the Month Security/Derivative Security Characteristics Broker Transaction Day Quantity Price Volume (R$) Closing Balance Security/Derivative Security Characteristics Quantity Other ADR 165,379,611 INDIVIDUAL FORM Trading of Securities by the Company itself, its subsidiaries and affiliates In 01/2026 ( ) only the following transactions involving securities and derivatives were carried out. (X) no transactions involving securities and derivatives were carried out. The following positions in securities and derivatives are held. Company Name: VALE S.A. Name: VALE S.A. CPF/CNPJ: 33.592.510/0001-54 Qualification: Opening Balance Security/Derivative Security Characteristics Quantity Shares ON 96.075.657 Other ADR 5.237.459 Transactions During the Month Security/Derivative Security Characteristics Broker Transaction Day Quantity Price Volume (R$) Closing Balance Security/Derivative Security Characteristics Quantity Shares ON 96.075.657 Other ADR 5.237.459 Company Name: VALE S.A. Name: Mineração Brasileiras Reunidas S.A. CPF/CNPJ: 33.417.445/0001-20 Qualification: Opening Balance Security/Derivative Security Characteristics Quantity Shares ON 3.534.700 Transactions During the Month Security/Derivative Security Characteristics Broker Transaction Day Quantity Price Volume (R$) Closing Balance Security/Derivative Security Characteristics Quantity Shares ON 3.534.700 Company Name: VALE S.A. Name: Vale Holdings B.V. CPF/CNPJ: Qualification: Opening Balance Security/Derivative Security Characteristics Quantity Other ADR 165.379.611 Transactions During the Month Security/Derivative Security Characteristics Broker Transaction Day Quantity Price Volume (R$) Closing Balance Security/Derivative Security Characteristics Quantity Other ADR 165.379.611

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: September 22, 2026		Director of Investor Relations